[redacted]

06013045

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

82-3470

SEC MAIL PROCESSING SECTION RECEIVED MAY 0 2 2006 WASH. D.C. 190

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

PROCESSED
MAY 0 4 2006
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**31st March, 2006**
Name of Stock Exchanges where shares of reporting company are listed. **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.**	

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2006 (Current year)	As on March 31, 2005 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.44%)	66,18,54,960[a] (26.66%)	33,09,27,480[b] (0.22%)[c]	–	–	–
TOTAL (I)	**99,27,82,440 (26.44%)**	**66,18,54,960[a] (26.66%)**	**33,09,27,480[b] (0.22%)[c]**	–	–	–

0053

ITC Limited

(II) <u>Information about promoter(s) or every person having control over a company and also persons acting in concert with him</u>						
Name of promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting rights (in Number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2006 (Current year)	As on March 31, 2005 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
N.A.	-	-	-	-	-	-
TOTAL (II)	**NIL**	**NIL**	**NIL**	_	_	_
GRAND TOTAL (I+II)	**99,27,82,440 (26.44%)**	**66,18,54,960[a] (26.66%)**	**33,09,27,480[b] (0.22%)[c]**	_	_	_

a. Each Ordinary Share of the face value of Rs.10/- of the Company was sub-divided into 10 Ordinary Shares of the face value of Re.1/- each, with effect from 28th September, 2005. Accordingly, 6,61,85,496 Ordinary Shares of Rs.10/- each held by TMI in the Company as on 31st March, 2005, have been reflected as 66,18,54,960 Ordinary Shares of Re.1/- each.

b. The number of shares held by TMI increased from 66,18,54,960 Ordinary Shares to 99,27,82,440 Ordinary Shares, on account of issue and allotment of 33,09,27,480 Bonus Shares.

c. The shareholding % of TMI in the Company reduced from 26.66% to 26.44%, as a result of the following:
   - Issue and allotment of shares equivalent to 91,25,810 Ordinary Shares of Re.1/- each under the Company's Employee Stock Option Scheme.
   - Issue and allotment of shares equivalent to 1,21,27,470 Ordinary Shares of Re.1/- each, upon amalgamation of erstwhile ITC Hotels Limited (ITCHL) and Ansal Hotels Limited (AHL) with the Company, to the shareholders of ITCHL and AHL.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Place : Kolkata
Date : 28th April, 2006

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg